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                                                                    EXHIBIT 99.1

    Contact: David C. V. Lee              Investor Relations:
    CEO                                   Dan Matsui/Eugene Heller
    Quintalinux Limited                   Silverman Heller Associates
    (852) 2904-0303                       (310) 208-2550
    davidlee@quintalinux.com              dmatsui@sha-ir.com

                         QUINTALINUX LIMITED TO PROVIDE
                   WIRELESS SOLUTIONS FOR NOTTING HILL PROJECT

HONG KONG (June 6, 2001) - Quintalinux Limited (Company) (Nasdaq NM: QLNX), a leading technology provider in the Peoples Republic of China and Hong Kong, offering innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development, today announced it will provide wireless "intelligent home" systems for the Notting Hill multi-unit residential development in Hong Kong.

Through its subsidiary, Intelligent Wireless Automation Systems Ltd. (I-WAS), the Company was invited by Chuang's Consortium International Ltd. (Chuang's), one of the leading property developers in Hong Kong, to offer wireless solutions to control power, to operate electronic appliances, for security and home safety, and for energy management. I-WAS will design and install the requisite systems and devices and provide service support to interested Notting Hill owners and residents.

Notting Hill, which occupies a site area of 850 square meters, is a four-story development consisting of 44 residential units and a total of approximately 2,400 square meters of floor space. The project is in phase one and represents the first application of wireless technology for intelligent homes to enhance functional and commercial value.

Mr. David C. V. Lee, Quintalinux CEO, said: "We are pleased to have been chosen by Chuang's as the intelligent home solutions provider for the Notting Hill project. I-WAS' expertise in wireless applications will enable owners to enhance their quality of life and add market value to their properties. We expect I-WAS to increase its market share as demand grows for high tech, intelligent home features and advantages."

ABOUT CHUANG'S

Founded in 1981, Chuang's Consortium International Ltd. is one of the leading property developers and investment companies in Hong Kong, Malaysia, Singapore and China (Shanghai, Guiyang and Panyu). Properties held, or under development, by Chuang's include over 4.2 million square meters of floor space. Chuang's (www.chuangs-consortium.com) is listed on the Stock Exchange of Hong Kong (HKSE code: 367).

ABOUT QUINTALINUX

Quintalinux is an intelligent building solution provider that provides one-stop solutions including commercial and interior system design, software applications, systems integration, and application development for Linux operating systems. A Quintalinux subsidiary, Intelligent Wireless Automation Systems Ltd. (I-WAS), is engaged in designing and consulting, manufacturing, installing and supporting wireless applications for intelligent homes. I-WAS markets its systems and services to prominent manufacturers, utilities, government agencies, developers, architects and builders. City University of Hong Kong has been a driving force for I-WAS by creating solutions to enable increased energy efficiency, enhanced conveniences and comfort, and increased home security. I-WAS' mission is to satisfy users' complex measuring,

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monitoring and control needs through the application of simple-to-use wireless instruments and software.

DISCLAIMER

Certain statements in this news release may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievement expressed or implied by such forward looking statements to differ materially from the forward looking statements.